September 3, 2014

Via Edgar Correspondence
Mara L. Ransom
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: APT MotoVox Group, Inc. f/k/a Frozen Food Gift Group, Inc.
Form 8-K
Filed March 28, 2014
Response dated July 25, 2014
File No. 000-54597

Dear Sir or Madam:

This letter is in response to the comments contained in the Staff's letter to APT Motovox Group, Inc. f/k/a Frozen Food Gift Group, Inc. (the "Company"), dated August 14, 2014 (the "Staff's Letter"), concerning the Company's Current Report on Form 8-K (File No. 000-54597), (the "8-K") filed with the Securities and Exchange Commission (the "SEC").

The comments set forth in the Staff's Letter are repeated below and, for convenience of reference, the number beside each of the following comments corresponds to the paragraph numbering indicated in the Staff's Letter.

1. We note your response to comment 1 in our letter dated June 30, 2014. However, we continue to disagree that you were not a shell company prior to the share exchange with APT Group, Inc. in light of the limited nature of your assets and operations. In particular, we note that throughout fiscal year 2013, you reported that you possessed no inventory, sold no goods to customers, and generated no revenues. Additionally, you reported nominal assets of $2,725 at the end of fourth quarter 2013, which was the fiscal quarter immediately preceding the share exchange with APT Group, Inc. Notwithstanding your response to our prior comments, where you indicate that you were "mak[ing] progress on the new initiatives in 2013," you had no operations in your stated line of business, which you acknowledge by indicating that you were "going through a change to [your] business model." Accordingly, you are required to amend the above-referenced Form 8-K to include the disclosure required by Item 2.01(f) of Form 8-K and the financial statements required by Item 9.01(a) and (b) of Form 8-K.

We continue to believe that the Company was not a "shell company" for the following reasons:

Under the Securities Act of 1933, as defined in Rule 405, a "shell company" means a registrant, other than an asset-backed issuer, that has:

(1) No or nominal operations; and

(2) Either:

(i) No or nominal assets;

(ii) Assets consisting solely of cash and cash equivalents; or

(iii) Assets consisting of any amount of cash and cash equivalents and nominal other assets.

We note that under Rule 144(i)(1) the definition of a "shell company" does not include a development stage company pursuing an actual business, a business combination related shell company, as defined in Rule 405, or an asset-backed issuer, as defined in Item 1101(b) of Regulation S-K [AB].

We have always considered ourselves to be a development stage company and therefore exempt from the definition of a "shell company." However, if for any reason the SEC were not to consider the Company a development stage company, we strongly believe that we would still not be considered a "shell company". Our belief is rooted in the basic construction of the definition in Rule 405, which uses the conjunction "and" after paragraph (1) in the above definition, indicating that the threshold question in the analysis is whether a company has no or nominal operations before a determination should be made as to whether a company has no or nominal assets. The Staff's letter muddles the two tests into one combined analysis, which we believe fails to capture the spirit of the definition and the drafter's intent.

The Company's management has since inception been committed to the development of a strong business strategy to generate revenues and maintain a going concern. The Company has engaged in various activities that exhibit such commitment including, but not limited to, entering into definitive agreements, entering into negotiations with third parties to develop viable products, hiring employees and incurring material operating expenses.

Specifically, the Company entered into an Executive Employment Agreement with Jeffrey A. Saltzman as of February 22, 2013 attached hereto as Exhibit A, a Royalty Agreement with Global Specialty Products, Inc. on October 1, 2013 attached hereto as Exhibit B, and entered into numerous rounds of negotiations and business development discussions with potential partners, investors and customers and vendors as previously disclosed in our response dated July 25, 2014.

Also, the Company was actively incurring operating expenses including legal, consulting and accounting fees, officer's compensation, advertising and promotion and other general and administrative expenses indicative of a company in the early stages of development working to develop a viable business strategy. Such operating expenses are reflected in the Company's general ledger attached hereto as Exhibit C.

We believe that a development stage company does not need to generate revenues in order to meet the threshold of having greater than "nominal operations", as evidenced by numerous start-up technology and biotechnology companies, which do no generate any revenues for years until a final product is developed, approved and marketed to the public. Also, although we stated that we were going through a change to our business model, this is not an indication that we abandoned our previous business pursuits, but rather we were acknowledging that our previous initiatives would need to be reformulated and reengineered to be viable in the current marketplace.
Ultimately, considered ourselves to be a development stage company experiencing the growth pains of any business understanding the hardships of building a viable and sustainable business, and never considered ourselves to be a "shell company."

2. We note the disclosure in your current report on Form 8-K filed on June 6, 2014 that you were "temporarily delay[ing] the release of [your] 2012 and 2013 audited and consolidated financial statements" as required by Regulation S-X "until the first week of July 2014." This information was required to be provided 71 days after you filed your Form 8-K on March 28, 2014, if not sooner considering our comment above regarding your shell company status. Accordingly, you are required to file such information immediately pursuant to Instruction 5 of Item 2.01 and Item 9.01 of Form 8-K.

The Company intends to file the financial statements referenced above and as required pursuant to Instruction 5 of Item 2.01 and Item 9.01 of Form 8-K by September 15, 2014.

If you have any questions please do not hesitate to contact the undersigned at 816-767-8783 or Peter Hogan of Richardson & Patel, LLP at 310-208-1182 or by email at phogan@richardsonpatel.com.

Sincerely,

APT MotoVox Group, Inc.

By: /s/ Troy A. Covey
  Troy A Covey
  Principal Executive Officer

EXECUTIVE EMPLOYMENT AGREEMENT
JEFFREY A. SALTZMAN

This Agreement is made as of the Effective Date (defined below), by and between Frozen Food Gift Group, a Delaware corporation (the "Company" or "Employer") and JEFFREY A. SALTZMAN (the "Employee").

WITNESSETH:

In Consideration of the mutual covenants herein contained, the parties hereto agree as follows:

1. Employment. The Board of Directors of the Company elected Employee to the Vice-President Vice President of the wholly owned subsidiary of the Company, Miami Ice Machine Company (MIMCO) and the Company hereby employs the Employee and the Employee accepts such employment in accordance with the terms and subject to the conditions set forth in this Agreement.

2. Term. The term of employment shall be for a an initial period commencing as of February 22, 2013 (the "Effective Date") and ending February 22, 2016 ("Initial Term"), and shall automatically renew for three (3) additional, successive one-year terms (each a "Renewal Term") (the Initial Term and each Renewal Term are referred to herein collectively as the "Term"), unless canceled by either party or unless Employee is removed from or terminates his positions in accordance with the Company's bylaws and the laws of the state of the Company's incorporation.

3. Duties.

    (a) Title and Description of Duties. Employee shall serve as Vice President (VP). In his capacity as [VP], Employee shall be responsible for all sales and service operations of the Company, research and development, and certain operational functions as requested by the Board of Directors of the Company.

    (b) Change of Duties. The duties of Employee may be modified from time to time at the direction of the Board.

    (c) Loyal and Conscientious Performance of Duties. Employee agrees that to the best of his ability and expertise, Employee shall render his services and assert his best efforts on behalf of the Company, devoting full time in the performance of his duties consistent with the needs of the Company and the practices of the industry. Employee shall perform his duties diligently and competently.

4. Obligations of the Company.

    (a) The Company shall provide Employee with compensation incentives, benefits and business expense reimbursements specified elsewhere in this Agreement.

    (b) The Company shall provide Employee with the tools and utilities for a virtual sales office, if Employee so requests, as well as supplies and other facilities and services suitable to Employee's position, and adequate for the performance of his duties.

5.   Compensation.

(a)   <u>Annual Salary and equity compensation</u>. As compensation for the services to be rendered by Employee, hereunder, Company shall pay Employee an annual salary equal to fifty-two thousand dollars, ($52,000), payable in semi-monthly installments on the first and fifteenth day of each month. At the beginning of each successive 12 month period over the term of this Agreement thereafter, this annual salary shall be increased over the next 12 months by a sum equal to or greater than 3.0% of the annual salary for the preceding 12 month period, provided that the Board of Directors approves such increase. Compensation reviews for Employee will be at least annually. All payments to Employee hereunder shall be made in accordance with the Company's customary practices and procedures, all of which shall be in conformity with applicable federal, state and local laws and regulations. The Company may opt to pay salary in the form of restricted stock valued at market, in lieu of cash, provided the Employee consents.

(b)   <u>Pension and Profit Sharing</u>. As part of the compensation for services rendered under this Agreement, Employee shall be entitled to participate in the Company's pension, profit sharing, and 401K plans if such plans are established by Company.

(c)   <u>Commission/Bonus</u>. Performance criteria for Employee shall be established by the President and CEO, in consultation with Employee, and reviewed quarterly. Based upon the Employee's performance toward the achievement of the agreed upon performance criteria, the Company may award Employee a commission and/or a bonus. The commission structure is attached in Schedule A. The bonus opportunity shall be 7.5% of yearly EBITDA, then in effect under this Agreement per year. Said Bonus earned and paid to Employee shall be determined by the President, by measuring the success with which the Employee has met performance criteria as established by the Board of Directors. The awarded bonus is to be paid yearly, by the 30th business day following the reported financial statements for the year.

(d)   <u>Change of Control Termination</u>. If (a) there is a Change of Control at the Company (defined as (i) the acquisition of all or a majority of the outstanding voting shares of the Company by a new person, (ii) the acquisition of all or a majority of the assets of the Company by a new person, (iii) the merger of the Company with another person, or (iv) the election of a majority of directors to the Board of Directors of the Company who are not persons who were nominated for election by a majority of the then existing Board of Directors (e.g. were not on the Management slate of nominees for election); and (b) the Employee's employment is terminated by the Company, or employee's compensation is reduced from its then current level or employee's responsibilities are reduced or downgraded (each of such events hereinafter referred to a "Triggering Event"), and which Triggering Event occurs within one year after such Change of Control; then the Company shall pay to the Employee a Termination Bonus in the form of a lump sum cash payment in an amount equal to the cash compensation earned over the eighteen (18) month period preceding the Triggering Event. The Termination Bonus shall be paid as a lump sum within thirty (30) days of the Triggering Event.

(e)   <u>Termination, with No Change of Control; Termination after the Change of Control Period Has Lapsed</u>. Where there has been no change of control or when the one (1) year period following a Change of Control has lapsed, in the event Employee is terminated by the Company without cause, the Company shall pay Employee an amount equal to all compensation paid by the Company to the Employee for the eighteen (18) months preceding the termination, including Employee's salary, commissions, bonus, and other compensation that were received by Employee, which said termination bonus shall be paid monthly, in equal installments, over the 18-month period following termination. In addition, during this 18-month period, Company shall keep Employee on Company's health plan and 401k plan, on the same terms as before the termination. In the event the Company terminates Employee for cause, Employee shall not be entitled to such compensation, though a severance may be paid by Company to Employee as deemed appropriate by the Board of Directors, other than Employee. For purposes of this paragraph, "Cause" shall be defined to include (i) an intentional act of fraud, embezzlement, theft or any other material violation of law that occurs during or in the course of Employee's employment with the Company; (ii) intentional damage to the Company's assets; (iii) intentional disclosure of the Company's confidential information contrary to Company's policies. (iv) Failure to meet performance objectives defined as achieving at least the minimum sales equivalent to 80% of the sales of calendar year end 2012. An act, or a failure to act, shall not be deemed willful or intentional, as those terms are defined herein, unless it is done, or omitted to be done, by Employee in bad faith or without a reasonable belief by Employee that his action or omission was in the best interest of the Company. If Employee terminates this Agreement without being forced or pressured to terminate this Agreement by Company, no such compensation described in this paragraph shall be available to Employee.

6.   <u>Employee Benefits</u>.

(a)   <u>Vacation</u>. Employee shall be entitled to 20 days vacation time each year with full pay. The time for such vacation shall be requested by Employee, subject to the Company's reasonable approval. The vacation time does not accrue year over year, thus a maximum of 20 vacation days can be carried at any given time. Upon termination, any unused vacation will be paid out to Employee.

(b)   <u>Illness</u>. Employee shall be entitled to 5 days per year as sick leave and/or personal leave with full pay. Sick leave may be accumulated up to a total of fifteen (15) days.   The accumulated balance of unused sick time will be paid upon termination of employment.

(c)   <u>Death Benefits</u>. Employee shall be entitled to participate in such Company Death benefits and insurance programs as may be made available to other key employees.

(d) Health Care Benefits. The Company agrees to include Employee in health care benefits made available to its employees and officers, if any, which may include major medical insurance for Employee and his family members, long-term disability insurance, and such other health care benefits as may be provided from time to time by the Company to its employees and officers.

(e) Company Car. During the Term, the Company agrees to pay, on behalf of and for the benefit of Employee, the monthly lease payment, gasoline, maintenance and insurance payment for a vehicle leased in Employee's name, not to exceed $1000 per month in total. There is currently a company truck that will be considered the "Company Car" as per section 6(e).

(f) Health Club Membership. During the Term, the Company agrees to pay, on behalf of and for the benefit of Employee, the monthly health club membership payment, not to exceed $50 per month in total.

7. Expenses.

(a) Reimburse Business Expenses. The Company shall pay or reimburse Employee for all reasonable, ordinary and necessary business and travel expenses that may be incurred by him directly and solely for the benefit of the Company in connection with the rendition of the services contemplated hereby. Employee shall submit to the Company such invoices, receipts or other evidences or expenses as Company may require.

(b) Credit Cards. All business expenses reasonably incurred by Employee in promoting the business of Company, including expenditures for entertainment, gifts and travel, are to be paid, insofar as possible, by the use of credit cards in the name of Company, which will be furnished to Employee. Any such reasonable business expense that cannot be charged on a credit card may be paid by Employee, who will later be reimbursed by Company.

(c) The following provisions shall be in effect for any reimbursements to which Employee otherwise becomes entitled under this Agreement, including (without limitation) the reimbursements provided under this paragraph, in order to assure that such reimbursements are effected in compliance with the applicable requirements of Section 409A of the Internal Revenue Code of 1986, as amended (the "Code"):

(d) The amount of reimbursements to which Employee may become entitled in any one calendar year shall not affect the amount of expenses eligible for reimbursement hereunder in any other calendar year.

(ii) Employee's right to reimbursement cannot be liquidated or exchanged for any other benefit or payment.

8. Work Product/Trade Secrets.

(a) Ownership of Work Product. Employee agrees that any and all intellectual properties, including, but not limited to, all ideas, concepts, themes, inventions, designs, improvements and discoveries conceived, developed or written by Employee, either individually or jointly in collaboration with others during the term of this Agreement, and fully paid for by Employee at the Employee's own expense, and in the course of the employment, shall belong to and be the sole and exclusive property of the Employee. The Company has the right at any time, to pay Employee in full for the costs associated in obtaining the patent, plus interest at prime rate at the time of purchase, and once paid, the patent will them become property of the company without recourse.

9. Soliciting Customers After Termination of Employment; Covenant Not to Compete.

(a) Employee acknowledges and agrees that the names and addresses of Employer's customers constitute trade secrets of Employer and that the sale or unauthorized use or disclosure of such names, or any other of Employer's trade secrets obtained by Employee during his employment with Employer constitute unfair competition. Employee further acknowledges that Employer's employees are a valuable asset in the operation of Employer's business. Employee promises and agrees not to engage in any unfair competition with Employer.

(b) For a period of time following termination of this Agreement equal to the length of time the Company is required to make payments to Employee under paragraph 5 (e) of this Agreement, or 3 years, whichever is longer, Employee shall not directly or indirectly make known to any person, firm, or corporation the names or addresses of any of the customers of the Employer or any other information pertaining to them, or call on, solicit, take away, or attempt to call on, solicit, or take away any of the customers of Employer on whom Employee called or with whom Employee became acquainted during his employment with Employer, either for himself or for any other person, firm or corporation.

(c)   Employee hereby agrees that he will not, during the term of this Agreement and following termination of this Agreement for a period of time following termination of this Agreement equal to the length of time the Company is required to make payments to Employee under paragraph 5(e) of this Agreement participate in any business activities on behalf of any enterprise which competes with the Company in the ice machine, ice cream machine and general ice machine leasing business, unless approved by the Company in writing. Employee will be deemed to be engaged in such competitive business activities if Employee participates in such a business enterprise as an employee, officer, director, independent contractor, agent, partner, proprietor, or other participant; provided that the ownership of no more than 2 percent of the stock of a publicly traded corporation engaged in a competitive business shall not be deemed to be engaging in competitive business activities.

10.   <u>Injunctive Relief</u>. The parties recognize and acknowledge that irreparable damage might result if Employee breaches any provision of this Agreement, and accordingly, the parties hereto agree that all obligations herein may be enforced by injunctive relief.

11.   <u>Warranties and Representation of Employee</u>. Employee hereby warrants and represents to the Company as follows:

(a)   Employee's execution and delivery of this Agreement does not violate or conflict with any provision of any document, instrument or agreement (oral or written) to which Employee is subject.

(b)   Employee agrees that all of the results of Employee's services hereunder during the term of this Agreement shall be deemed to have been accomplished in the course of Employee's employment hereunder and all proprietary interest, if any, therein, shall, for all purposes, as between Employee and the Company, its successors, licensees and assigns, belong to the Company and shall be the Company's exclusive property.

12.   <u>Warranties and Representations of Company</u>. Company hereby agrees to indemnify and hold Employee harmless of and from any and all loss, damage, cost and expense, including without limitation, reasonable attorney's fees, arising out of his actions as an employee of the Company, to the fullest extent permitted under Delaware Corporate law.

13.   <u>Insurance</u>. The Company may secure in its own name or otherwise and at its own expense, life, accident, disability or other insurance covering Employee, or Employee and others, and Employee shall not have any right, title or interest in or to any such insurance. If Employee shall be required to assist the Company to procure such insurance, Employee agrees that he shall submit to such medical and other examinations, and shall sign such applications and other instruments in writing, as may be reasonably required by the Company and any insurance company to which application for such insurance shall be made. Employee represents and warrants that he knows of no physical defect or other reason that would prevent the Company from obtaining insurance on Employee without payment of extra premium with exclusions.

14.   <u>Arbitration</u>.

(a)   Any controversy between Company and Employee involving the construction or application of any of the terms, provisions or conditions of this Agreement, shall be submitted to arbitration on the written request of either party served on the other. The arbitration shall take place in Miami, FL before a member of the American Arbitration Association ("AAA") to be mutually appointed by the parties (or, in the event the parties cannot agree on a single such member, to a panel of three members selected in accordance with the rules of the AAA). The dispute or disagreement shall be settled in accordance with the Commercial Arbitration Rules of the AAA and the decision of the arbitrator(s) shall be final and binding upon the parties and judgment may be obtained thereon in a court of competent jurisdiction. The prevailing party shall be entitled to recover from the other party the fees and expenses of the arbitrator(s) as well as reasonable attorneys' fees, costs and expenses incurred by the prevailing party.

15.   <u>Benefit Limit</u>. In the event that any payments or benefits to which Employee becomes entitled in accordance with the provisions of this Agreement (or any other agreement with the Company or any other corporation or entity that directly or indirectly controls, is controlled by, or is under common control with the Company) would otherwise constitute a parachute payment under Code Section 280G(b)(2), then such payments and/or benefits will be subject to reduction to the extent necessary to assure that Employee receives only the ***greater*** of (i) the amount of those payments which would not constitute such a parachute payment or (ii) the amount which yields Employee the greatest after-tax amount of benefits after taking into account any excise tax imposed under Code Section 4999 on the payments and benefits provided Employee under this Agreement (or on any other payments or benefits to which Employee may become entitled in connection with any change in control or ownership of the Company or the subsequent termination of his employment with the Company). The benefit limits of this paragraph shall be calculated as of the date on which the event triggering any parachute payment is affected, and such calculation shall be completed within thirty (30) days after such effective date.

Should the completed calculations require a reduction in benefits in order to satisfy the benefit limit of this paragraph, then the portion of any parachute payment otherwise payable in cash to Employee shall be reduced to the extent necessary to comply with such benefit limit, with each such cash payment to be reduced pro-rata but without any change in the payment dates, and with the cash severance payments detailed herein to be the first and then the benefit payments to be the next such payments so reduced. Should such benefit limit still be exceeded following such reduction, then the number of shares which would otherwise vest on an accelerated basis under each of Employee's outstanding equity awards shall be reduced to the extent necessary to eliminate such excess, with such reduction to be applied to such equity awards in the same chronological order in which those awards were made.

16.   <u>Severability</u>. The invalidity or partial invalidity of one or more provisions of this Agreement shall not invalidate any other provision of this Agreement.

17.   <u>Waiver</u>. No waiver by either party of any provision or condition to be performed shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or any prior or subsequent time.

18.   <u>Binding Effect</u>. This Agreement shall inure the benefits of, be binding upon and enforceable against, the parties hereto and their respective heirs, successors, assigns and legal representatives.

19.   <u>Captions</u>. The paragraph captions contained in this Agreement are for purposes of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

20.   <u>Notices</u>. All notices, requests, demands and other communications required or permitted to be given hereunder shall be in writing and shall be served personally, sent prepaid commercial overnight delivery service, faxed with a copy mailed as well, or sent registered or certified mail, return receipt requested, postage prepaid, addressed as follows (or to such other address as a party shall specify to the other party in writing):

If to Company:

Frozen Food Gift Group
7514 Girard Ave
Suite 1705
La Jolla, CA 92037

If to Employee: Jeffrey Saltzman

FISMA & OMB Memorandum M-07-16

Notwithstanding anything to the contrary in this Section, either party may, by written notice to the other, specify a different address for notice purposes. Such notices, demands, or declarations shall be deemed sufficiently served or given for all purposes hereunder, unless otherwise specified in this contract, either (i) if personally serviced, upon such service, (ii) if sent by fax or commercial overnight delivery service, upon the next business day following such sending, or (iii) if mailed, three (3) business days after the time of mailing or on the date of receipt shown on the return receipt, whichever is first. Company and Employee each agree to notify the other in writing of any change of their respective addresses within ten (10) days after such change.

21.   <u>Governing Law</u>. This Agreement shall be governed by and construed in accordance with the law of the State of Florida applicable to agreements made and to be performed in Florida.

22.   <u>Counterparts</u>. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date set forth above.

COMPANY:

Frozen Food Gift Group

Date   By: /s/ Matthew L. Schissler

Matthew L. Schissler
Director/Officer

EMPLOYEE:

/s/ Jeffrey A. Saltzman

Jeffrey A. Saltzman
Vice President

A-6

Schedule A

Commission Schedule

The Employee is to receive Commissions based on the following criteria. The commissions are calculated quarterly, at the time of financials are approved by the Board of Directors and filed with the Securities and Exchange Commission, and payable within 10 days of that filing.

1. Commission is calculated on payments received for that quarter, not sales booked.
2. All commissions are based on actual cash collected.
3. Commissions are only assigned to the accounts that the Employee directly originated and closed.
4. All sales not originated and or/closed by the Employee are not eligible for commission payments.
5. Commissions are retroactive on all sales currently collecting cash.
6. Commissions are only eligible for the sale or lease of equipment.
7. Commissions are not eligible for service calls, parts and installations.

Quarterly Gross Sales

$0-$100,000	1% of collected revenue
$100,001 - $200,000	2% of collected revenue
$200,001 - $300,000	3% of collected revenue
$300,001+	4% of collected revenue

A-7

October 1, 2013

ROYALTY AGREEMENT

Pursuant to our recent conversations, Frozen Food Gift Group, Inc., a Delaware Corporation ("**FROZ**") hereby submits to Global Specialty Products, , Inc. a California Corporation (the "**Company**"), this Royalty Agreement (the "**Agreement**") dated as of October 1, 2013

This Royalty Agreement sets forth the terms pursuant to which FROZ will act as the Company's strategic investment consultant providing advice and services regarding matters more specifically set forth below.

    1. For one dollar in hand, and other good and valuable consideration, including the commitments made by each party hereto to the other, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

        a. Company hereby retains Consultant to perform the strategic consulting services for Company on the terms and for the consideration set forth below, and Consultant hereby agrees to strategic consulting services on the terms and for the consideration set forth herein.

        b. Pursuant to the terms of this Agreement, Consultant has now numerous entities, and will make an introduction of said entities to the Company. Consultant also knows other entities whom Consultant will also introduce to the Company. In each case, Consultant believes these entities may have an interest in purchasing, leasing and/or financing products and equipment of the Company.

        c. The parties contemplate that if discussions are successful with one or more of said entities, that such entity(s) will provide the Company with additional sales, in the form of purchase, leases or service orders or a combination thereof.

    2. **General Services**. Provide strategic consulting services, on an as needed basis as determined by the mutual agreement of both FROZ and the Company, with regard to the Company becoming fully expanding its roster of clients, including but not limited to: (i) introduction and facilitation of new products, including MicroRoasters Inc., products and brands. MicroRoasters' products are any products incorporated or based on the wholly owned MicroRoasters Intellectual property (ii) introduction and facilitation of new sales contracts (iii) introduction to potential service contracts (iv) investment of $100,000 specifically for the MicroRoasters (MRI) brand to be manufactured and possibly distributed by the Company. The investment will come in the form of $20,000 at the time of closing the Royalty Agreement, and an additional as-needed basis, approved by both parties, over the course of the year following the signature of the Royalty agreement. The scope of the Services and additional strategic consulting services, if any, shall be determined on a case- by- case basis by the parties.

    3. **Performance of Services**. In conjunction with the performance of the Services, FROZ agrees to:

        a. Make itself available to the Company for meetings, sales calls and phone conferences during normal business hours for reasonable periods of time, subject to reasonable advance notice and mutually convenient scheduling, for the purpose of advising the Company with regard to the Services to be performed and the preparation of such reports, summaries, corporate profiles, suggested terms for sales and leases due diligence packages, corporate presentations, and/or other material and documentation as shall be necessary to properly present the Company to individuals and/or entities that could purchase or lease products from the company.

        b. Advise the Company in evaluating proposals from potential strategic alliances. FROZ may be involved in negotiating with potential strategic alliances on behalf of the Company; provided, however, that FROZ shall not be involved in the negotiations with potential investors in the Company.

        c. In connection with FROZ providing the Services, the Company agrees to keep FROZ up to date and apprised of all business, market and legal developments related to the Company and its operations and management. FROZ shall devote such time and effort, as it deems commercially reasonable under the circumstances to the affairs of the Company to render the Services. FROZ shall not provide any services that constitute the rendering of a legal opinion or perform any work that is in the ordinary purview of the Certified Public Accountant. FROZ cannot guarantee results on behalf of the Company, but shall pursue all avenues that it deems reasonable through its experience and network of contacts.

d. The Company shall provide to FROZ copies of the Company's Business Plan, PowerPoint Presentation and such other collateral materials necessary for FROZ's performance hereunder. The Company shall also make available certain of its employees and advisors (including but not limited to legal and accounting) for the purposes of expert advice and perspective for the Services to be performed by FROZ as well as for presentations and meetings. FROZ acknowledges and agrees that the Company's Business Plan, PowerPoint Presentation and other collateral materials to which FROZ may have access to during the performance of this Agreement are confidential information and as such, shall not be distributed to third parties which such distribution is outside the scope of the services to be performed hereunder.

4. **Term**. The term of this Agreement shall commence on the date first written above and shall end one hundred twenty (120) months thereafter, unless terminated in accordance with the provisions set forth below, or extended by the mutual written consent of the parties hereto (the "**Term**"). This Agreement may be terminated only:

a. By the Company or FROZ for any reason upon fifteen (15) days' prior written notice after the completion of the one hundred twenty months; or

b. By FROZ with 90 days written notice, with or without cause. If FROZ terminates, all monies are due and payable under the terms of this agreement until effective date of termination. No further monies shall be paid after effective date of termination

c. By mutual agreement of the parties after 90 days' notice and 60 day's cure period. If notice is served, it must be done so with specific violation of this agreement, and FROZ has the right to cure the violation within 60 days after the 90 days' notice date. If the Company terminates the agreement, the Company does so upon their own volition and without recourse, and will not receive any amount of monies paid in the form of a refund, credit, or any other form of payment upon termination, Upon payment to Consultant, the Company forfeits all future rights to the monies paid to the Consultant for services. .

5. **Compensation for Services**.

a. As consideration for the performance of the Services, the Company shall pay FROZ a Royalty (the "Royalty Fee") of   five percent (5%) of the net revenue generated per month, for all sales of the MRI brand, starting with new originations on the date of the contract and extending during the term of this agreement, sold under the accordance of this agreement. Net revenue is defined as Gross revenue less customer discounts. All Royalty Fees are to be paid within 10 days of the end of each calendar month, by the Company to Frozen Food Gift Group.

b. The Company and FROZ will enter into a joint bank account lock-box banking relationship, where all MRI receivables are to be directed to this bank account. FROZ will be paid its royalties first and all remaining proceeds will be swept to the Company account on an as needed basis. The Company and FROZ have thirty (30 days) from the signature of this agreement to establish the join lock-box banking relationship

c. Within thirty (30) days from the signature of this agreement, FROZ will take a UCC on the all brands associated with MicroRoasters and its wholly owned products and marks.

d. In the event of sale, merger joint venture, consolidation, "buy-out," liquidation or any other change in control event of the MicroRoasters Company, MRI will pay to FROZ a five percent (5%) exit fee of the total value of the transaction, including but not limited to cash, debt, equity, seller's note, option, warrants, or any other currency used to execute the transaction.

e. The Royalty Fee is non-negotiable and non-refundable regardless of circumstances. The Royalty Fee remains a fixed price. The Company and FROZ agree that if an increase in investment and/or participation is needed by FROZ, additional charges may be incurred with amendment to this agreement.

f. The Company agrees that the Consultant's work is invaluable to the direction and development of the Company's business, and recognizes that although the introductory work is done during a specific time period, the tangible effects as a result of the Consultant's work may last many years past the term and scope of the agreement. The Consultant agrees to take direction from the Company on an as-needed basis to further the relationships between the Company and the Entities.

6. **Travel Expenses**. The Company hereby agrees that all fees paid under this Agreement, are exclusive of any reasonable out of pocket travel, hotel and meal expenses that will be incurred by the members of FROZ pursuant to providing the Services. The Company and FROZ further agree that prior to any travel by a FROZ member, FROZ will notify the Company of the purpose of the travel and the estimated air travel and hotel expenses to be incurred and the Company will either pay such expenses for such member or notify FROZ that the expenses are not authorized. The Company will reimburse any reasonable meal expenses incurred by a FROZ member in relation to such travel within fifteen (15) days of being invoiced by FROZ for such expenses.

7. **Use of Name**. The Company shall not utilize the name "FROZ", or any derivative thereof, in any publication, announcement or otherwise, without the prior written consent of FROZ.

8. **Indemnification and Warranties**.

a. The Company agrees to indemnify FROZ and hold it harmless against any losses, claims, damages or liabilities arising out of, in connection with, or relating in any manner, directly or indirectly, to a breach of this Agreement or the performance of the Services hereunder, unless it is finally determined by a court of competent jurisdiction that such losses, claims, damages or liabilities arose out of the gross negligence of FROZ, or any violation of applicable law by FROZ, including any misrepresentation of a material fact contained in information furnished in writing by FROZ.

b. FROZ agrees to indemnify The Company and hold it harmless against any losses, claims, damages or liabilities arising out of, in connection with, or relating in any manner, directly or indirectly, to a breach of this Agreement or the performance of the Services hereunder, unless it is finally determined by a court of competent jurisdiction that such losses, claims, damages or liabilities arose out of the gross negligence of The Company, or any violation of applicable law by The Company, including any misrepresentation of a material fact contained in information furnished in writing by The Company.

c. The Company and FROZ agrees that if any indemnification sought pursuant to the preceding paragraphs is finally judicially determined to be unavailable, then the Company and FROZ shall contribute to the losses, claims, liabilities, damages and expenses for which such indemnification or reimbursement is held unavailable in such proportion as is appropriate to reflect the relative fault of the Company, on the one hand, and FROZ, on the other, in connection with this Agreement, subject to the limitation that in any event FROZ's contribution to all losses, claims, liabilities, damages and expenses with respect to which contribution is available hereunder shall not exceed the amount of the cash fees actually received by FROZ hereunder.

d. The Company represents and warrants that it is not a party to any Royalty or advisory agreements of any kind that may conflict with this Royalty Agreement. The Company at the request of FROZ will offer confirmation, in writing, to that effect.

e. FROZ represents and warrants that the Services performed hereunder shall at all times be in compliance with all applicable state and federal laws and regulations, including, but not limited to, securities laws and regulations.

f. FROZ has no liability to the Company for any acts or omissions in the performance of services except for act or omissions that are due to the gross negligence of FROZ.

10. **Independent Contractor**. The parties hereto agree that FROZ is an independent contractor and shall not in any manner be deemed an agent or partner of, or co-venturer with the Company. In no event is FROZ authorized or obligated to commit the Company to any agreement and the Company shall have no obligation to enter into any transaction identified by FROZ. The Company is not obligated or required to accept any offer to purchase equity securities by any Investor identified by FROZ.

11. **Assignments and Binding Effect**. This Agreement shall be binding on and inure to the benefit of the parties hereto and their respective successors and permitted assigns. The rights and obligations of the Company under this Agreement may not be assigned or delegated without the prior written consent of FROZ, and any purported assignment without the written consent of FROZ shall be null and void.

12. **Modification and Waiver**. Only an instrument in writing executed by the parties hereto may amend this Agreement. The failure of any party to insist upon strict performance of any of the provisions of this Agreement shall not be construed as a waiver of any subsequent default of the same or similar nature, or any other nature.

13. **Construction**. The captions used in this Agreement are provided for convenience only and shall not affect the meaning or interpretation of any provision of this Agreement.

14. **Facsimile Signatures**. Facsimile transmission of any signed original document, and re-transmission of any signed facsimile transmission, shall be the same as delivery of an original. At the request of either party, the parties shall confirm facsimile transmitted signatures by signing an original document.

15. **Governing Law**. The subject matter of this Agreement shall be governed by and construed in accordance with the laws of the State of Delaware (without reference to its choice of law principles), and to the exclusion of the law of any other forum, without regard to the jurisdiction in which any action or special proceeding may be instituted. EACH PARTY HERETO AGREES TO SUBMIT TO THE PERSONAL JURISDICTION AND VENUE OF THE STATE AND/OR FEDERAL COURTS LOCATED IN THE STATE OF DELAWARE FOR RESOLUTION OF ALL DISPUTES ARISING OUT OF, IN CONNECTION WITH, OR BY REASON OF THE INTERPRETATION, CONSTRUCTION, AND ENFORCEMENT OF THIS AGREEMENT, AND HEREBY WAIVES THE CLAIM OR DEFENSE THEREIN THAT SUCH COURTS CONSTITUTE AN INCONVENIENT FORUM. AS A MATERIAL INDUCEMENT FOR THIS AGREEMENT, EACH PARTY SPECIFICALLY WAIVES THE RIGHT TO TRIAL BY JURY OF ANY ISSUES SO TRIABLE.

16. **Severability**. If any provision of this Agreement shall be invalid or unenforceable in any respect for any reason, the validity and enforceability of any such provision in any other respect, and of the remaining provisions of this Agreement, shall not be in any way impaired.

17. **Exclusive**. FROZ acknowledges and agrees that it is being granted exclusive rights with respect to the Services to be provided to the Company and the Company is not free to engage other parties to provide Royalty services similar to those being provided by FROZ hereunder. The parties may agree to enter into a non-exclusive opportunity and shall provide a written agreement as necessary.

18. **Right of First Refusal –** The Company hereby grants FROZ a right of first refusal for all future consulting opportunities and investments into the Company on behalf of the MRI brand. FROZ has thirty (30) calendar days to match any investment offers or consulting opportunities presented to the Company on behalf of the MRI brand

19. **Non-Circumvention**. Neither party shall attempt to or actually circumvent or interfere with business relationships between the Company and/or FROZ, their clients or sources of transactions. Further, now and for two years after the termination date hereof, the Company shall not, directly or indirectly, establish, or receive or pay compensation for or financing for or receive, any interest, investment, financing, or participate in any merger, acquisition, joint venture, agency, vendor, issuance of securities or other relationship with FROZ's clients or sources of transactions that were introduced to the Company by FROZ or became aware of the Company through the provision of Services by FROZ, in circumvention of the business relationships between the Company and FROZ, FROZ's clients or sources of transactions established in this Royalty Agreement.

20. **Survivability**. Neither the termination of this Agreement nor the completion of any services to be provided by FROZ hereunder, shall affect the provisions of this Agreement that shall remain operative and in full force and effect.

21. **Entire Agreement**. This Agreement constitutes the entire agreement and understanding of the parties hereto with respect to the subject matter of this Agreement and supersedes all prior understandings and agreements, whether written or oral, among the parties with respect to such subject matter. Specifically, all prior agreements and contracts entered into by and between the parties hereto shall immediately terminate upon the execution of this Agreement and neither party shall have any further obligations thereunder.

If the foregoing correctly sets forth the understanding between the Consultant and the Company, please so indicate in the space provided below for that purpose within 10 days of the date hereof or this Agreement shall be withdrawn and become null and void. The undersigned parties hereto have caused this Agreement to be duly executed by their authorized representatives, pursuant to corporate board approval and intend to be legally bound.

GLOBAL SPECIALTY PRODUCTS, INC   **FROZEN FOOD GIFT GROUP,**

/s/ Steve Young   /s/ Matthew Schissler

Steve Young, CEO   Matthew Schissler, Chairman

Date: 1-October 2013   Date: 1-October 2013